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                                   EXHIBIT 99


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                           Forward-Looking Statements

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management.

Dependence on Others: Our present growth strategy for development of additional facilities entails entering into and maintaining various arrangements with present and future property owners, including Host Marriott Corporation, Crestline Capital Corporation and New World Development Company Limited. There can be no assurance that any of our current strategic arrangements will continue, or that we will be able to enter into future collaborations.

Contract Terms for New Units: The terms of the operating contracts, distribution agreements, franchise agreements and leases for each of our lodging facilities and senior living communities are influenced by contract terms offered by our competitors at the time such agreements are entered into. Accordingly, we cannot assure you that contracts entered into or renewed in the future will be on terms that are as favorable to us as those under existing agreements.

Competition: The profitability of hotels, vacation timeshare resorts, senior living communities, corporate apartments, and distribution centers we operate is subject to general economic conditions, competition, the desirability of particular locations, the relationship between supply of and demand for hotel rooms, vacation timeshare resorts, senior living facilities, corporate apartments, distribution services, and other factors. We generally operate in markets that contain numerous competitors and our continued success will depend, in large part, upon our ability to compete in such areas as access, location, quality of accommodations, amenities, specialized services, cost containment and, to a lesser extent, the quality and scope of food and beverage services and facilities.

Supply and Demand: The lodging industry may be adversely affected by (1) supply additions, (2) international, national and regional economic conditions, including the present economic downturn in the United States, (3) changes in travel patterns, (4) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, and
(5) the availability of capital to allow us and potential hotel owners to fund investments. Our timeshare and senior living service businesses are also subject to the same or similar uncertainties and, accordingly, we cannot assure you that the present downturn in demand for hotel rooms in the United States will not continue, become more severe, or spread to other regions; that the present level of demand for timeshare intervals and senior living communities will continue; or that there will not be an increase in the supply of competitive units, which could reduce the prices at which we are able to sell or rent units. Weaker hotel and senior living community performance could give rise to losses under loans, guarantees and minority equity investments that we have made in connection with hotels and senior living communities that we manage.

Internet Reservation Channels: Some of our hotel rooms are booked through internet travel intermediaries such as Travelocity, Expedia and Priceline. As this percentage increases, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant


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contract concessions from us. Moreover, some of these internet travel intermediaries are attempting to commoditize hotel rooms, by increasing the importance of price and general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations system rather than to our lodging brands. If this happens our business and profitability may be significantly harmed. Although most of our business is expected to be derived from traditional channels, if the amount of sales made through internet intermediaries increases significantly, our business and profitability may be significantly harmed.

The aftermath of the September 11, 2001 attacks may adversely impact our financial results and growth: Both the Company and the lodging industry have been adversely affected in the aftermath of the terrorist attacks on New York and Washington. Domestic and international business and leisure travel, which already had been adversely affected by the recent economic downturn in the United States and internationally, have decreased further and are likely to remain depressed over the near term as potential travelers reduce or avoid discretionary air and other travel in light of the increased safety concerns and anticipated travel delays. The attacks have also decreased consumer confidence, and a resulting further decline in the U.S. and global economies could further reduce travel. At present, it is not possible to predict either the severity or duration of such declines, but weaker hotel performance will reduce management and franchise fees and could give rise to fundings or losses under loans, guarantees and minority investments that we have made in connection with hotels that we manage, which could, in turn, have a material adverse impact on our financial performance. Timeshare sales could also be impacted negatively. Adverse economic conditions also could be expected to result in decreased and delayed development of new hotel properties, leading to decreased growth in management and franchise fees.